BYLAWS

of

INNOVUS POWER, INC.

a Delaware corporation

PREAMBLE

These Bylaws are subject to, and governed by, the General Corporation Law of the State of Delaware (the "Delaware Corporation Law") and the Certificate of Incorporation of the corporation named above (the "Corporation"). In the event of a direct conflict between the provisions of these Bylaws and the mandatory provisions of the Delaware Corporation Law or the provisions of the certificate of incorporation of the Corporation, such provisions of the Delaware Corporation Law or the certificate of incorporation of the Corporation, as the case may be, will be controlling.

ARTICLE ONE: OFFICES

1.1   Registered Office and Agent. The registered office and registered agent of the Corporation shall be as designated from time to time by the appropriate filing by the Corporation in the office of the Secretary of State of the State of Delaware.

1.2   Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the board of directors may from time to time determine or as the business of the Corporation may require.

ARTICLE TWO: MEETINGS OF STOCKHOLDERS

2.1   Annual Meeting. An annual meeting of stockholders of the Corporation shall be held each calendar year on such date and at such time as shall be designated from time to time by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. At such meeting, the stockholders shall elect directors and transact such other business as may be properly brought before the meeting.

2.2   Special Meeting. A special meeting of the stockholders may be called by the board of directors pursuant to a resolution adopted by a majority of the Directors then serving, by the Chairman of the Board, or by any holder or holders of record of at least 25% of the outstanding shares of capital stock of the Corporation then entitled to vote on any matter for which the respective special meeting is being called (considered for this purpose as one class) A special meeting shall be held on such date and at such time as shall be designated by the person(s) calling the meeting and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. Only such business shall be transacted at a special meeting as may be stated or indicated in the notice of such meeting given in accordance with these Bylaws or in a duly executed waiver of notice of such meeting.

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2.3   Place of Meetings. An annual meeting of stockholders may be held at any place within or without the State of Delaware designed by the board of directors. A special meeting of stockholders may be held at any place within or without the State of Delaware designated in the notice of the meeting or a duly executed waiver notice of such meeting. Meetings of stockholders shall be held at the principal office of the Corporation unless another place is designated for meetings in the manner provided herein.

2.4   Notice. Written or printed notice stating the place, day, and time of each meeting of the stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered not less than ten nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or person(s) calling the meeting, to each stockholder of record entitled to vote at such meeting. If such notice is to be sent by mail, it shall be directed to such stockholder at such stockholder's address as it appears on the records of the Corporation, unless such stockholder has filed with the Secretary of the Corporation a written request that notices to such stockholder be mailed to some other address, in which case it shall be directed to such stockholder at such other address. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of such meeting, object to the transaction of any business because the meeting is not lawfully called or convened, or who shall, either before or after the meeting, submit a signed waiver of notice, in person or by proxy.

2.5   Notice of Stockholder Business; Nomination of Director Candidates.

(a)   At annual or special meetings of the stockholders, only such business shall be conducted as shall have been brought before meetings (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the board of directors, or (iii) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2.5, who shall be entitled to vote at such meeting, and who complies with the notice procedures set forth in this Section 2.5.

(b)   Only persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible to serve as directors. Nominations of persons for election to the board of directors may be made at an annual or special meeting of stockholders (i) by or at the direction of the board of directors, (ii) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 2.5, who shall be entitled to vote for the election of directors at the meeting, and who complies with the notice procedures set forth in this Section 2.5.

(c)   A stockholder must give timely, written notice to the Secretary of the Corporation to nominate directors at an annual or special meeting pursuant to Section 2.5(b) hereof or to propose business to be brought before an annual or special meeting pursuant to clause (iii) of Section 2.5(a) hereof. To be timely in the case of an annual meeting, a stockholder's notice must be received at the principal executive offices of the Corporation not less than 120 days before the first anniversary of the preceding year's annual meeting. To be timely in the case of a special meeting or in the event that the date of the annual meeting is changed by more than 30 days from

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such anniversary date, a stockholder's notice must be received at the principal executive offices of the Corporation no later than the close of business on the tenth day following the earlier of the day on which notice of the meeting date was mailed or public disclosure of the meeting date was made. Such stockholder's notice shall set forth (i) with respect to each matter, if any, that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) with respect to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director) that is required under the Securities Exchange Act of 1934, as amended , (iii) the name and address, as they appear on the Corporation's records, of the stockholder proposing such business or nominating such persons (as the case may be), and the name and address of the beneficial owner, if any, on whose behalf the proposal or nomination is made, (iv) the class and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder of record and by the beneficial owner, if any, on whose behalf the proposal or nomination is made, and (v) any material interest or relationship that such stockholder of record and/or the beneficial owner, if any, on whose behalf the proposal or nomination is made may respectively have in such business or with such nominee. At the request of the board of directors, any person nominated for election as a director shall furnish to the Secretary of the Corporation the information required to be set forth in a stockholder's notice of nomination which pertains to the nominee.

(d) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted, and no person shall be nominated to serve as a director, at an annual or special meeting of stockholders, except in accordance with the procedures set forth in this Section 2.5 and elsewhere in these Bylaws. The chairman of the meeting shall, if the facts warrant, determine that business was not properly brought before the meeting, or that a nomination was not made, in accordance with the procedures prescribed by these Bylaws and, if he shall so determine, he shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted and any defective nomination shall be disregarded. Notwithstanding the foregoing provisions of these Bylaws, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Section 2.5.

2.6   Voting List. Prior to each meeting of stockholders, the Secretary or other officer of the Corporation who has charge of the Corporation's stock ledger, either directly or through another officer appointed by him or through a transfer agent appointed by the board of directors, shall prepare a complete list of stockholders entitled to vote thereat, arranged in alphabetical order and showing the address of each stockholder and number of shares of capital stock registered in the name of each stockholder. To the extent required by law, such list shall be kept on file at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting or a duly executed waiver of notice of such meeting or, if not so specified, at the place where the meeting is to be held and shall be open to examination by any stockholder during ordinary business hours. Such list shall be produced at such meeting and kept at the meeting at all times during such meeting and may be inspected by any stockholder who is present.

2.7   Quorum. The holders of a majority of the outstanding shares of capital stock entitled to vote on a matter, present in person or by proxy, shall constitute a quorum at any

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meeting of stockholders, except as otherwise provided by law, the certificate of incorporation of the Corporation, or these Bylaws. If a quorum shall not be present, in person or by proxy, at any meeting of stockholders, the stockholders entitled to vote thereat who are present, in person or by proxy (or, if no stockholder entitled to vote is present, any officer of the Corporation), may adjourn the meeting from time to time without notice other than announcement at the meeting (unless the board of directors, after such adjournment, fixes a new record date for the adjourned meeting), until a quorum shall be present, in person or by proxy. At any adjourned meeting at which a quorum shall be present, in person or by proxy, any business may be transacted which may have been transacted at the original meeting had a quorum been present; provided that, if the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

2.8   Required Vote; Withdrawal of Quorum. When a quorum is present at any meeting, the vote of the holders of a least a majority of the outstanding shares of capital stock entitled to vote thereat who are present, in person or by proxy, shall decide any question brought before such meeting, unless the question is one on which, by express provision of law, the certificate of incorporation of the Corporation, or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.9   Method of Voting; Proxies. Except as otherwise provided in the certificate of incorporation of the Corporation, any Certificate of Designation of Preferences, Rights and Limitations of Preferred Stock or by law, each outstanding share of capital stock, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Elections of directors need not be by written ballot. At any meeting of stockholders, every stockholder having the right to vote may vote either in person or by a proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Each such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy. If no date is stated in a proxy, such proxy shall be presumed to have been executed on the date of the meeting at which it is to be voted. Each proxy shall be revocable unless expressly provided therein to be irrevocable and coupled with an interest sufficient in law to support an irrevocable power or unless otherwise made irrevocable by law.

2.10   Record Date. For the purpose of determining stockholders entitled (a) to notice of or to vote at any meeting of stockholders or any adjournment thereof, (b) to receive payment of any dividend or other distribution or allotment of any rights, or (c) to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, for any such determination of stockholders, such date in any case to be not more than 60 days and not less than ten days prior to such meeting nor more than 60 days prior to any other action. If no record date is fixed:

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(i) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

(iii) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

2.11   Conduct of Meeting. The Chairman of the Board, if such office has been filled, and, if not or if the Chairman of the Board is absent or otherwise unable to act, the Chief Executive Officer, if such office has been filled, and, if not or if the Chief Executive Officer is absent or otherwise unable to act, the President shall preside at all meetings of stockholders. The Secretary shall keep the records of each meeting of stockholders. In the absence or inability to act of any such officer, such officer's duties shall be performed by the officer given the authority to act for such absent or non-acting officer under these Bylaws or by some person appointed by the meeting.

2.12   Inspectors. The board of directors may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If any of the inspectors so appointed shall fail to appear or act, the chairman of the meeting shall, or if inspectors shall not have been appointed, the chairman of the meeting may, appoint one or more inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall determine the number of shares of capital stock of the Corporation outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count, and tabulate all votes, ballots, or consents, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge, request, or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an inspector of an election of directors. Inspectors need not be stockholders.

2.13   Action Without Stockholder Meeting – Notwithstanding anything contained herein, meetings of the stockholders may be dispensed with, and any action requiring stockholder approval may be accomplished by written consent of the requisite number of stockholders as permitted by the Delaware General Corporation Law.

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ARTICLE THREE: DIRECTORS

3.1   Management. The business and property of the Corporation shall be managed by the board of directors. Subject to the restrictions imposed by law, the certificate of incorporation of the Corporation, or these Bylaws, the board of directors may exercise all the powers of the Corporation.

3.2   Number; Qualification; Election; Term. The board of directors shall consist of such number of directors as shall be fixed by the board of directors. At each annual meeting of stockholders, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the next succeeding annual meeting of stockholders after their election, with each director to hold office until his successor shall have been duly elected and qualified.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock issued by the Corporation shall have the right, voting separately by series or by class (excluding holders of common stock), to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies, and other features of such directorships shall be governed by the terms of the certificate of incorporation (including any amendment thereto) and any certificate of designation of preferences, rights and limitations that designates a series of preferred stock.

3.3   Change in Number. No decrease in the number of directors constituting the entire board of directors shall have the effect of shortening the term of any incumbent director.

3.4   Removal; Vacancies. Unless otherwise provided by the terms of the certificate of incorporation (including any amendment thereto) or any certificate of designation of preferences, rights and limitations that designates a series of preferred stock, any or all directors may be removed, with or without cause, at any annual or special meeting of stockholders, upon the affirmative vote of the holders of a majority of the outstanding shares of each class of capital stock then entitled to vote in person or by proxy at an election of such directors, provided that notice of the intention to act upon such matter shall have been given in the notice calling such meeting. Unless otherwise provided by the terms of the certificate of incorporation (including any amendment thereto that designates a series of preferred stock), any vacancies occurring in the board of directors caused by death, resignation, retirement, disqualification, removal or other termination from office of any directors may be filled by the vote of a majority of the board of directors then in office, though less than a quorum, or by the affirmative vote, at any annual meeting or any special meeting of the stockholders called for the purpose of filling such directorship, of the holders of a majority of the outstanding shares of each class of capital stock then entitled to vote in person or by proxy at an election of such directors. Each successor director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his respective successor shall have been duly elected and qualified.

3.5   Meetings of Directors. The directors may hold their meetings and may have an office and keep the records of the Corporation, except as otherwise provided by law, in such place or places within or without the State of Delaware as the board of directors may from time to

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time determine or as shall be specified in the notice of such meeting or duly executed waiver of notice of such meeting.

3.6   First Meeting. Each newly elected board of directors may hold its first meeting for the purpose of organization and the transaction of business, if a quorum is present, immediately after and at the same place as the annual meeting of stockholders, and no notice of such meeting shall be necessary.

3.7   Election of Officers. At the first meeting of the board of directors after each annual meeting of stockholders at which a quorum shall be present, the board of directors shall elect the officers of the Corporation.

3.8   Regular Meetings. Regular meetings of the board of directors shall be held at such times and places as shall be designated from time to time by resolution of the board of directors. Notice of such regular meetings shall not be required.

3.9   Special Meetings. Special meetings of the board of directors shall be held whenever called by the Chairman of the Board, the Chief Executive Officer, the President, or any director.

3.10   Notice. The Secretary shall give notice of each special meeting to each director at least 24 hours before the meeting. Notice of any such meeting need not be given to any director who, either before or after the meeting, submits a signed waiver of notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to him. The purpose of any special meeting shall be specified in the notice or waiver of notice of such meeting.

3.11   Quorum; Majority Vote. At all meetings of the board of directors, a majority of the total number of directors fixed in the manner provided in these Bylaws shall constitute a quorum for the transaction of business. If at any meeting of the board of directors there is less than a quorum present, a majority of those present or any director solely present may adjourn the meeting from time to time without further notice. Unless the act of a greater number is required by law, the certificate of incorporation of the Corporation, or these Bylaws, the act of a majority of the total number of directors fixed in the manner provided in these Bylaws that are present at a meeting and constitute a quorum shall be the act of the board of directors. At any time that the certificate of incorporation of the Corporation provides that directors elected by the holders of a class or series of stock shall have more or less than one vote per director on any matter, every reference in these Bylaws to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of such directors.

3.12   Procedure. At meetings of the board of directors, business shall be transacted in such order as from time to time the board of directors may determine. The Chairman of the Board, if such office has been filled, and, if not or if the Chairman of the Board is absent or otherwise unable to act, the Chief Executive Officer, if such office has been filled, and, if not or if the Chief Executive Officer is absent or otherwise unable to act, the President shall preside at all meetings of the board of directors. In the absence or inability to act of either such officer, a chairman shall be chosen by the board of directors from among the directors present. The

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Secretary of the Corporation shall act as the secretary of each meeting of the board of directors unless the board of directors appoints another person to act as secretary of the meeting. The board of directors shall keep regular minutes of its proceedings which shall be placed in the minute book of the Corporation.

3.13 <u>Presumption of Assent</u>. A director of the Corporation who is present at the meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall forward any dissent by certified or registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.14 <u>Compensation</u>. The board of directors shall have the authority to fix the compensation, including fees and reimbursement of expenses, paid to directors for attendance at regular or special meetings of the board of directors or any committee thereof; provided, that nothing contained herein shall be construed to preclude any director from serving the Corporation in any other capacity or receiving compensation therefor.

3.15 <u>Action Without Meeting</u>. Notwithstanding anything contained herein, the Board of Directors may act without a meeting if, prior or subsequent to such action, each member of the Board of Directors shall consent in writing to such action. Such written consent or consents shall be filed with the minutes of the Corporation

ARTICLE FOUR: COMMITTEES

4.1 <u>Designation</u>. The board of directors may, by resolution adopted by a majority of the entire board of directors, designate one or more committees, including without limitation an Executive Committee, Audit Committee and Compensation Committee as hereinafter described.

4.2 <u>Number; Qualification; Term</u>. Each committee shall consist of one or more directors appointed by resolution adopted by a majority of the entire board of directors. The number of committee members may be increased or decreased from time to time by resolution adopted by a majority of the entire board of directors. Each committee member shall serve as such until the earliest of (i) the expiration of his term as director, (ii) his resignation as a committee member or as a director, or (iii) his removal as a committee member or as a director.

4.3 <u>Authority</u>. Each committee, to the extent expressly provided in the resolution establishing such committee, shall have and may exercise all of the authority of the board of directors in the management of the business and the property of the Corporation except to the extent expressly restricted by such resolution or by law, the certificate of incorporation of the Corporation, or these Bylaws.

4.4 <u>Committee Changes</u>. The board of directors shall have the power at any time to fill vacancies in, to change the membership of, and to discharge any committee.

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4.5   Alternate Members of Committees. The board of directors may designate one or more directors as alternate members of any committee. Any such alternate member may replace any absent or disqualified member at any meeting of the committee. If no alternate committee members have been so appointed to a committee or each such alternate committee member is absent or disqualified, the member or members of such committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

4.6   Regular Meetings. Regular meetings of any committee may be held without notice at such time and place as may be designated from time to time by the committee and communicated to all members thereof.

4.7   Special Meetings. Special meetings of any committee may be held whenever called by any committee member. The committee member calling any special meeting shall cause notice of such special meeting, including therein the time and place of such special meeting, to be given to each committee member at least two days before such special meeting. Neither the business to be transacted at, nor the purpose of, any special meeting of any committee need be specified in the notice or waiver of notice of any special meeting.

4.8   Quorum; Majority Vote. At meetings of any committee, a majority of the total number of members designated by the board of directors shall constitute a quorum for the transaction of business. If a quorum is not present at a meeting of any committee, a majority of the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. The act of a majority of the total number of directors designated by the board of directors that are present at any meeting and constitute a quorum shall be the act of a committee, unless the act of a greater number is required by law, the certificate of incorporation of the Corporation, or these Bylaws.

4.9   Minutes. Each committee shall cause minutes of its proceedings to be prepared and shall report the same to the board of directors upon the request of the board of directors. The minutes of the proceedings of each committee shall be   delivered to the Secretary of the Corporation for placement in the minute books of the Corporation.

4.10   Compensation. Committee members may, by resolution of the board of directors, be allowed a fixed sum and expenses of attendance, if any, for attending any committee meetings or a stated salary.

4.11   Responsibility. The designation of any committee and the delegation of authority to it shall not operate to relieve the board of directors or any director of any responsibility imposed upon it or such director by law.

4.12   Executive Committee. The board of directors may, by resolution, designate one or more of its members to constitute an Executive Committee. The Executive Committee shall have and may exercise all of the authority of the board in the management of the business and affairs of the Corporation within the limits permitted by law, including without limitation, the power and authority of the board: (i) to authorize the seal of the Corporation to be affixed to all

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papers; (ii) to declare a dividend; (iii) to authorize the issuance of stock; (iv) to adopt a certificate of ownership and merger pursuant to Section 253 of the Delaware Corporation Law; and (v) to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the board, to fix any of the preference rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of shares for, shares of any other class or classes or any other series of the same of any other class or classes of stock of the Corporation.

4.13   Other Committees. In addition to the Executive Committee, the Audit Committee and the Compensation Committee, the board of directors may, by resolution, designate one or more other committees of the board in accordance with the provisions of these Bylaws.

4.16   Action Without Meeting. Notwithstanding anything contained herein, any Committee of the Board of Directors may act without a meeting if, prior or subsequent to such action, each member of the Committee shall consent in writing to such action. Such written consent or consents shall be filed with the minutes of the Corporation.

ARTICLE FIVE: NOTICE

5.1   Method. Whenever by statute, the certificate of incorporation of the Corporation, or these Bylaws, notice is required to be given to any committee member, director, or stockholder and no provision is made as to how such notice shall be given, personal notice shall not be required and any such notice may be given (a) in writing, by mail, postage prepaid, addressed to such committee member, director, or stockholder at his address as it appears on the books or (in the case of a stockholder) the stock transfer records of the Corporation, or (b) by any other method permitted by law (including but not limited to overnight courier service, telegram, telex, or telefax). Any notice required or permitted to be given by mail shall be deemed to be delivered and given at the time when the same is deposited in the United States mail as aforesaid. Any notice required or permitted to be given by overnight courier service shall be deemed to be delivered and given at the time delivered to such service with all charges prepaid and addressed as aforesaid. Any notice required or permitted to be given by telegram, telex, or telefax shall be deemed to be delivered and given at the time transmitted with all charges prepaid and addressed as aforesaid.

5.2   Waiver. Whenever any notice is required to be given to any stockholder, director, or committee member of the corporation by statute, the certificate of incorporation of the Corporation, or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a stockholder, director, or committee member at a meeting shall constitute a waiver of notice of such meeting, except where such person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE SIX: OFFICERS

6.1   Number; Titles, Term of Office. The officers of the Corporation may include a Chairman of the Board, a President, a Secretary, and such other officers as the board of

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directors may from time to time elect or appoint, including a Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, one or more Vice Presidents (with each Vice President to have such descriptive title, if any, including Executive Vice President, as the board of directors shall determine), Controller and a Treasurer. Each officer shall have such powers and responsibilities as may be directed by the Board of Directors and such other rights and responsibilities incidental to the office held by such officer under the Delaware Corporation Law. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, until his death, or until he shall resign or shall have been removed in the manner hereinafter provided. Any two or more offices may be held by the same person. None of the officers need be a stockholder or a director of the Corporation or a resident of the State of Delaware. The Corporation need not have more than one officer, having such title and responsibilities as the board of directors shall designate or as provided in these bylaws.

6.2   Removal. Any officer or agent elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interest of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

6.3   Vacancies. Any vacancy occurring in any office of the Corporation (by death, resignation, removal, or otherwise) may be filled by the board of directors.

6.4   Authority. Officers shall have such authority and perform such duties in the management of the Corporation as are provided in these Bylaws or as may be determined by resolution of the board of directors not inconsistent with these Bylaws.

6.5   Compensation. The compensation, if any, of officers and agents shall be fixed from time to time by the board of directors or any committee thereof; provided, however, that the board of directors may delegate the power to determine the compensation of any officer and agent (other than the officer to whom such power is delegated) to any other officer of the Corporation.

ARTICLE SEVEN: CERTIFICATES AND STOCKHOLDERS

7.1   Certificates for Shares. The shares of the Company shall be represented by certificates, provided that he Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Company by the Chairperson of the Board or Vice-Chairperson of the Board, or the President or a Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issues. The Company shall not have power to issue a certificate in bearer form.

7.2   Replacement of Lost or Destroyed Certificates. The board of directors may direct a new certificate or certificates to be issued in place of a certificate or certificates theretofore issued by the Corporation and alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate or certificates representing shares to be lost or destroyed. When authorizing such issue of a new certificate or certificates the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond with a surety or sureties satisfactory to the Corporation in such sum as it may direct as indemnity against any claim, or expense resulting from a claim, that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost or destroyed.

7.3   Transfer of Shares. Shares of stock of the Corporation shall be transferable only on the books of the Corporation by the holders thereof in person or by their duly authorized attorneys or legal representatives. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation or its transfer agent shall issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

7.4   Stock Transfer Agreements. The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the Delaware Corporation Law.

7.5   Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

7.6   Regulations. The board of directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer, and registration or the replacement of certificates for shares of stock of the Corporation.

7.7   Legends. The board of directors shall have the power and authority to provide that certificates representing shares of stock bear such legends as the board of directors deems appropriate to assure that the Corporation does not become liable for violations of federal or state securities laws or other applicable law.

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ARTICLE EIGHT: INDEMNIFICATION

8.1   Indemnification. To the extent not prohibited by law, the Corporation shall indemnify any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (a "Proceeding"), whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Corporation, or is or was serving in any capacity at the request of the Corporation for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Other Entity"), against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees and disbursements). Persons who are not directors or officers of the Corporation may be similarly indemnified in respect of service to the Corporation or to an Other Entity at the request of the Corporation to the extent the Board of Directors at any time specifies that such persons are entitled to the benefits of this Article

8.2   Advance Payment of Expenses. The Corporation shall, from time to time, reimburse or advance to any director or officer or other person entitled to indemnification hereunder the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with any Proceeding, in advance of the final disposition of such Proceeding; provided, however, that, if required by the General Corporation Law of the State of Delaware, such expenses incurred by or on behalf of any director or officer or other person may be paid in advance of the final disposition of a Proceeding only upon receipt by the Corporation of an undertaking, by or on behalf of such director or officer (or other person indemnified hereunder), to repay any such amount so advanced, if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such director, officer or other person is not entitled to be indemnified for such expenses.

8.3   Non-Exclusivity of Rights. The rights to indemnification, and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article EIGHT shall not be deemed exclusive of any other rights to which a person seeking indemnification or reimbursement or advancement of expenses may have or hereafter be entitled under any statute, this Certificate of Incorporation, the By-laws of the Corporation, any agreement, any vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

8.4   Survival. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article EIGHT shall continue as to a person who has ceased to be a director or officer (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.

8.5   Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of an Other Entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such,

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whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article, the By-laws or under Section 145 of the General Corporation Law of the State of Delaware or any other provision of law.

8.6   Repeal. The provisions of this Article Eight shall be a contract between the Corporation, on the one hand, and each director and officer who serves in such capacity at any time while this Article Eight is in effect and any other person indemnified hereunder, on the other hand, pursuant to which the Corporation and each such director, officer, or other person intend to be legally bound. No repeal or modification of this Article shall affect any rights or obligations with respect to any state of facts then or theretofore existing or thereafter arising or any proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

8.7   Claim for Indemnification.   The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article Eight shall be enforceable by any person entitled to such indemnification or reimbursement or advancement of expenses in any court of competent jurisdiction. The burden of proving that such indemnification or reimbursement or advancement of expenses is not appropriate shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that such indemnification or reimbursement or advancement of expenses is proper in the circumstances nor an actual determination by the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) that such person is not entitled to such indemnification or reimbursement or advancement of expenses shall constitute a defense to the action or create a presumption that such person is not so entitled. Such a person shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or reimbursement or advancement of expenses, in whole or in part, in any such proceeding.

8.8   Other Entities. Any director or officer of the Corporation serving in any capacity for (a) another corporation of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation or (b) any employee benefit plan of the Corporation or any corporation referred to in clause (a) shall be deemed to be doing so at the request of the Corporation.

8.9   Applicable Law.   Any person entitled to be indemnified or to reimbursement or advancement of expenses as a matter of right pursuant to this Article Eight may elect to have the right to indemnification or reimbursement or advancement of expenses interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the applicable Proceeding, to the extent permitted by law, or on the basis of the applicable law in effect at the time such indemnification or reimbursement or advancement of expenses is sought. Such election shall be made, by a notice in writing to the Corporation, at the time indemnification or reimbursement or advancement of expenses is sought; provided, however, that if no such notice is given, the right to indemnification or reimbursement or advancement of expenses shall be determined by the law in effect at the time indemnification or reimbursement or advancement of expenses is sought.

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ARTICLE NINE: MISCELLANEOUS; PROVISIONS

9.1   Dividends. Subject to provisions of law and the certificate of incorporation of the Corporation, dividends may be declared by the board of directors at any regular or special meeting and may be paid in cash, in property, or in shares of stock of the Corporation. Such declaration and payment shall be at the discretion of the board of directors.

9.2   Reserves.   There may be created by the board of directors out of funds of the Corporation legally available therefor such reserve or reserves as the directors from time to time, in their discretion, consider proper to provide for contingencies, to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the board of directors shall consider beneficial to the Corporation, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

9.3   Books and Records. The Corporation shall keep correct and complete books and records of account, shall keep minutes of the proceedings of its stockholders and board of directors and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each.

9.4   Fiscal Year. The fiscal year of the Corporation shall be fixed by the board of directors.

9.5   Seal. The seal of the Corporation shall be such as from time to time may be approved by the board of directors. The Corporation shall not be required to have a seal.

9.6   Resignations. Any director, committee member, or officer may resign by so stating at any meeting of the board of directors or by giving written notice to the board of directors, the Chairman of the Board, the Chief Executive Officer, the President, or the Secretary. Such resignation shall take effect at the time specified therein or, if no time is specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

9.7   Securities of Other Corporations. The Chairman of the Board, the Chief Executive Officer, the President, or any Vice President of the Corporation shall have the power and authority to transfer, endorse for transfer, vote, consent, or take any other action with respect to any securities of another issuer which may be held or owned by the Corporation and to make, execute, and deliver any waiver, proxy, or consent with respect to any such securities.

9.8   Telephone Meetings. Stockholders (acting for themselves or through a proxy), members of the board of directors, and members of any committee of the board of directors may participate in and hold a meeting of such stockholders, board of directors, or committee by means of a conference telephone or similar communications equipment by means of which persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

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9.9   Invalid Provisions. If any part of these Bylaws shall be held invalid or inoperative for any reason, the remaining parts, so far as it is possible and reasonable, shall remain valid and operative.

9.10   Mortgages, etc. With respect to any deed, deed of trust, mortgage, or other instrument executed by the Corporation through its duly authorized officer or officers, the attestation to such execution by the Secretary of the Corporation shall not be necessary to constitute such deed, deed of trust, mortgage, or other instrument a valid and binding obligation against the Corporation unless the resolutions, if any, of the board of directors authorizing such execution expressly state that such attestation is necessary.

9.11   Headings. The headings used in these Bylaws have been inserted for administrative convenience only and do not constitute matter to be construed in interpretation.

9.12   References. Whenever herein the singular number is used, the same shall include the plural where appropriate, and words of any gender should include each other gender where appropriate.

9.13   Amendments. The board of directors shall have the power, upon the affirmative vote of a majority of the total number of directors fixed in the manner provided in these Bylaws at a meeting lawfully convened, to make, adopt, alter, amend, and repeal from time to time these Bylaws and to make from time to time new Bylaws, subject to the right of the stockholders entitled to vote thereon to adopt, alter, amend, and repeal Bylaws made by the board of directors or to make new Bylaws; provided, however, that the stockholders of the Corporation shall be entitled to adopt, alter, amend, or repeal Bylaws made by the board of directors or to make new Bylaws solely upon the affirmative vote of the holders of at least a majority of the outstanding shares of each class of capital stock of the Corporation then entitled to vote thereon.

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